NO ACT

PE
10-01-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08064083

October 10, 2008

Howard L. Meyers
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Received SEC
OCT 10 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10-10-2008

Re: UGI Corporation

Dear Mr. Meyers:

This is in regard to your letters dated September 30, 2008 and October 8, 2008 concerning the shareholder proposal submitted by the New York City Employees' Retirement System; the New York City Teachers' Retirement System; the New York City Fire Department Pension Fund; the New York City Police Pension Fund; and the New York City Board of Education Retirement System for inclusion in UGI's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that UGI therefore withdraws its September 26, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Howard L. Meyers
215.963.5536
hmeyers@morganlewis.com

September 26, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: UGI Corporation (the "Company") - Exclusion of Substantially Implemented Shareholder Proposal

Ladies and Gentlemen:

On behalf of the Company, this letter advises you that the Company intends to omit from the Company's proxy statement and form of proxy for its Annual Meeting of Shareholders to be held on Tuesday, January 27, 2009, a shareholder proposal and statement and support thereof from the Office of the Comptroller of the City of New York (the "NYC Comptroller Proposal").

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, we have (i) enclosed six copies of this letter and its attachments, and (ii) concurrently sent a copy to the Office of the Comptroller of the City of New York to the attention of Mr. Patrick Doherty.

The NYC Comptroller Proposal

By letter dated July 22, 2008, the Office of the Comptroller of the City of New York, as custodian and trustee of various New York City pension funds, proposed a resolution that stated:

> Resolved: The Shareholders request that UGI Corporation amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

A copy of the original letter received from the Office of the Comptroller related to the NYC Comptroller Proposal is attached as Appendix A.

Company Response

By letter dated September 22, 2008, the Company advised the Office of the Comptroller that the Company had amended its equal employment opportunity policy effective September 22, 2008, to explicitly prohibit discrimination on the basis of sexual orientation and gender identity. The amended policy was distributed to all employees of the Company and has likewise been amended on the Company's web site (www.ugicorp.com). A copy of the Company's letter to the Office of the Comptroller enclosing the amended equal employment opportunity policy is attached as Appendix B.

Basis for Exclusion

We respectfully request on behalf of the Company that the Staff concur that the NYC Comptroller Proposal may be excluded from the 2009 proxy materials pursuant to Rule 14a-8(i)(10), because the Company has substantially implemented the NYC Comptroller Proposal.

The Company believes that its action in amending its equal employment opportunity policy to specifically prohibit discrimination on the basis of sexual orientation and gender identity, in addition to other prohibited bases of discrimination, completely implements the NYC Comptroller Proposal. There is nothing further for the Company's shareholders or board of directors to do in respect of the NYC Comptroller Proposal, because the Company's policy now provides, in pertinent part:

> The Company maintains and observes personnel policies that do not discriminate against any person because of race, color, sex, *sexual orientation, gender identity*, national origin, religion, disability, non-job related handicap, age, ancestry, and any other basis prohibited by federal, state or local law. (*emphasis supplied*)

The complete Company policy statement on equal employment opportunity is attached to the Company's September 22, 2008, letter to the Office of the Comptroller.

If the Staff has any questions concerning this matter, please contact the undersigned at 215-963-5536.

Very truly yours



Howard L. Meyers

Enclosures

cc: City of New York
Office of the Comptroller
Attn: Mr. Patrick Doherty

Margaret M. Calabrese, Esq.
Corporate Secretary

Erika A. Spott
Manager, Human Resources and Executive Compensation

APPENDIX A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED
JUL 28 2008
MMC

July 22, 2008

Ms. Margaret M. Calabrese
Corporate Secretary
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

Dear Ms. Calabrese:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, UGI Corporation does not have a policy that explicitly prohibits discrimination based on sexual orientation and gender identity. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation and gender identity in its employee policy statement. A number of Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of UGI Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.



We would be happy to discuss this initiative with you. Should the Board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty

pd:ma

Enclosures
UGI Corp. sex orient - 2009

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Whereas: UGI Corporation does not explicitly prohibit discrimination based on sexual orientation and gender identity in its written employment policy;

Over 88% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of sexual orientation, as have more than 98% of Fortune 100 companies, according to the Human Rights Campaign; over 30% now prohibit discrimination based on gender identity;

We believe that corporations that prohibit discrimination on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool;

According to a September 2002 survey by Harris Interactive and Witeck-Combs, 41% of gay and lesbian workers in the United States reported an experience with some form of job discrimination related to sexual orientation; almost one out of every 10 gay or lesbian adults also stated that they had been fired or dismissed unfairly from a previous job, or pressured to quit a job because of their sexual orientation;

Minneapolis, San Francisco, Seattle and Los Angeles have adopted legislation restricting business with companies that do not guarantee equal treatment for gay and lesbian employees;

Twenty states, the District of Columbia and more than 160 cities and counties, have laws prohibiting employment discrimination based on sexual orientation;

Our company has operations in, and makes sales to institutions in states and cities that prohibit discrimination on the basis of sexual orientation;

National public opinion polls consistently find more than three quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals; for example, in a Gallup poll conducted in May, 2007, 89% of respondents favored equal opportunity in employment for gays and lesbians;

Resolved: The Shareholders request that UGI Corporation amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. UGI Corporation will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

PD:ma



BNY MELLON
ASSET SERVICING

US Securities Services

July 22, 2008

To Whom It May Concern

Re: UGI Corp. CUSIP#: 902681105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 20, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 96,050 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

July 22, 2008

To Whom It May Concern

Re: UGI Corp. CUSIP#: 902681105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 20, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 113,950 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

July 22, 2008

To Whom It May Concern

Re: UGI Corp. CUSIP#: 902681105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 20, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 5,300 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

July 22, 2008

To Whom It May Concern

Re: UGI Corp. CUSIP#: 902681105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 20, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 14,736 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

July 22, 2008

To Whom It May Concern

Re: UGI Corp. CUSIP#: 902681105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from July 20, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 61,550 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

APPENDIX B


UGI
CORPORATION

BOX 858 VALLEY FORGE, PA 19482 • 610-337-1000

September 22, 2008

VIA FEDERAL EXPRESS

The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Attn: Mr. Patrick Doherty

RE: Shareholder Proposal

Dear Mr. Doherty:

Thank you for your letter dated July 22, 2008 enclosing a shareholder proposal on behalf of the Office of the Comptroller of New York City, as custodian and trustee of various New York City funds("Funds") holding shares of common stock of UGI Corporation (the "Company"). The proposal requests that the Company amend its written equal opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity, and to substantially implement the policy.

Equal employment opportunity is an important policy to the Company. Management has carefully reviewed the proposal, and I am pleased to inform you that the Company has amended its Equal Employment Opportunity policy, effective this date, to explicitly prohibit discrimination on the basis of sexual orientation and gender identity. The amended Equal Employment Opportunity policy (copy attached) is being distributed to all employees of the Company and has likewise been amended on the Company website (www.ugicorp.com).

Since we have amended our employee policy statement and substantially implemented the amended policy in

460 NORTH GULPH ROAD, KING OF PRUSSIA, PA 19406

accordance with the Funds' proposal, we respectfully request the Funds formally withdraw the proposal. If we do not receive a written withdrawal of the proposal by Friday, September 26, 2008, we intend to advise the Securities and Exchange Commission of our intention to omit the proposal under Rule 14a-8(i)(10) of the Securities Exchange Act of 1934 on the grounds that the Company has substantially implemented it.

Thank you for bringing the Funds' proposal to our attention. Please feel free to contact me if you have any further questions.

Very truly yours,



Erika A. Spott
Manager, Human Resources &
Executive Compensation

Enclosure

cc: L.R. Greenberg, Chairman and Chief Executive Officer
M.M. Calabrese, Corporate Secretary
R.W. Krick, Vice President and Treasurer
J.L. Walsh, President and Chief Operating Officer

EQUAL EMPLOYMENT OPPORTUNITY

UGI is an Equal Opportunity Employer. The Company maintains and observes personnel policies that do not discriminate against any person because of race, color, sex, sexual orientation, gender identity, national origin, religion, disability, non-job related handicap, age, ancestry and any other basis prohibited by federal, state or local law. This applies to recruiting, hiring, training, compensation, overtime, job classifications, work assignments, promotions, demotions, layoffs, terminations, transfers and all other conditions of employment.

Equal Employment Opportunity is an important Company policy. UGI recognizes the value of a diverse workforce. Therefore, management firmly endorses this policy not only for legal and social reasons, but also because the Company continually needs qualified and highly motivated employees. The performance of managers and supervisors in administering this policy is just as critical as any of their job responsibilities and will be evaluated accordingly.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Howard L. Meyers
215.963.5536
hmeyers@morganlewis.com

RECEIVED
2008 OCT -3 PM 3:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

September 30, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: UGI Corporation - Exclusion of
Substantially Implemented Shareholder Proposal

Ladies and Gentlemen:

This is to advise you that we learned late yesterday that the Office of the Comptroller of the City of New York had withdrawn its shareholder proposal. A copy of the letter received today from the Office of the Comptroller is enclosed. Accordingly, this matter would appear to be resolved.

If the Staff has any questions concerning this matter, please contact the undersigned at 215-963-5536.

Very truly yours



Howard L. Meyers

Enclosures (six copies)

cc: Margaret M. Calabrese, Esq.
Corporate Secretary

Erika A. Spott
Manager, Human Resources and Executive Compensation



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

September 29, 2008

Ms. Erika A. Spott
Manager, Human Resources &
Executive Compensation
UGI Corporation
Box 858
Valley Forge, PA 19482

Dear Ms. Spott:

On the basis of the information contained in your letter of September 22 concerning recent changes in your non-discrimination policies relating to sexual orientation and gender identity, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sexual orientation and gender identity non-discrimination that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

cc: Margaret Calabrese



Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Howard L. Meyers
215.963.5536
hmeyers@morganlewis.com

October 8, 2008

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549
Attn: Heather Maples, Esq.

Re: UGI Corporation - Exclusion of
Substantially Implemented Shareholder Proposal

Dear Ms. Maples:

With reference to the no-action request of UGI Corporation dated September 26, 2008, please be advised that the shareholder proponent, the Office of the Comptroller of the City of New York, has withdrawn its proposal. A copy of the letter from the Office of the Comptroller of the City of New York is attached.

Based on the foregoing, UGI Corporation, by its undersigned counsel, is formally withdrawing its no-action request.

If the Staff has any questions concerning this matter, please contact the undersigned at 215-963-5536.

Very truly yours,



Howard L. Meyers

Attachment

cc: Margaret M. Calabrese, Esq.
Corporate Secretary

Erika A. Spott
Manager, Human Resources and Executive Compensation

DB1/62178590.1



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

September 29, 2008

Ms. Erika A. Spott
Manager, Human Resources &
Executive Compensation
UGI Corporation
Box 858
Valley Forge, PA 19482

Dear Ms. Spott:

On the basis of the information contained in your letter of September 22 concerning recent changes in your non-discrimination policies relating to sexual orientation and gender identity, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sexual orientation and gender identity non-discrimination that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

cc: Margaret Calabrese

END